# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZOOZ Power Ltd., CIK 0001992818
CUSIP: M2573A106
Title of class of securities: Ordinary shares, par value NIS 0.00286 per share
Address of issuer's principal executive offices: 4B Hamelacha Street, Lod, Israel (L3), 7152008
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-001294
Filed by CIK 0001870364

## Reporting persons
- Y.D. More Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- More Provident Funds & Pension Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- BYM More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Eli Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Yosef Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Benjamin Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Michael Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)
- Dotan Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 721,999; sole dispositive power 0; shared dispositive power 721,999; aggregate amount beneficially owned 721,999 (0.45% of the class)

## Item 1. Issuer
Name of issuer: ZOOZ Power Ltd.
Address of issuer's principal executive offices: 4B Hamelacha Street, Lod, Israel, 7152008

## Item 2. Person Filing
Name of person filing:
Y.D More Investments Ltd. ("Y.D. More")
More Provident Funds and Pension Ltd. ("More Provident")
B.Y.M. Mor Investments Ltd. ("B.Y.M.")
Eli Levy
Yosef Levy
Benjamin Meirov
Yosef Meirov
Michael Meirov
Dotan Meirov

Each of the foregoing entities and persons is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof.

More Provident directly holds all of the Ordinary Shares reported in this Amendment No. 1 to Schedule 13G and shares beneficial ownership with the other Reporting Persons due to the relationships among the Reporting Persons described above.

This Amendment No. 2 to the Schedule 13G filed by the Reporting Persons on April 10, 2024 is being filed to report that, as of December 31, 2025, as a result of an increase in the number of the Issuer's issued and outstanding Ordinary Shares, the Reporting Persons' beneficial ownership percentage has decreased from approximately 6% to below 5%, without any sale, disposition, or other transaction by the Reporting Persons or their affiliates.
Address of principal business office or, if none, residence: c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel
Citizenship:
Y.D. More - Israel
More Provident - Israel
B.Y.M. - Israel
Eli Levy - Israel
Yosef Levy - Israel
Benjamin Meirov - Israel and U.S.
Yosef Meirov - Israel and Belgium
Michael Meirov - Israel and U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Y.D More: 721,999 Ordinary Shares
More Provident: 721,999 Ordinary Shares
B.Y.M.: 721,999 Ordinary Shares
Eli Levy: 721,999 Ordinary Shares
Yosef Levy: 721,999 Ordinary Shares
Benjamin Meirov: 721,999 Ordinary Shares
Yosef Meirov: 721,999 Ordinary Shares
Michael Meirov: 721,999 Ordinary Shares
Dotan Meirov: 721,999 Ordinary Shares
Percent of class:
Y.D More: 0.45%
More Provident: 0.45%
B.Y.M.: 0.45%
Eli Levy: 0.45%
Yosef Levy: 0.45%
Benjamin Meirov: 0.45%
Yosef Meirov: 0.45%
Michael Meirov: 0.45%
Dotan Meirov: 0.45%

Ownership percentages presented herein were calculated based on 161,899,782 Ordinary Shares outstanding as of December 31, 2025, in reliance on information published by the Tel-Aviv Stock Exchange
Sole power to vote or to direct the vote: Reporting Persons: 0
Shared power to vote or to direct the vote:
Y.D More: 721,999
More Provident: 721,999
B.Y.M.: 721,999
Eli Levy: 721,999
Yosef Levy: 721,999
Benjamin Meirov: 721,999
Yosef Meirov: 721,999
Michael Meirov: 721,999
Dotan Meirov: 721,999
Sole power to dispose or to direct the disposition: Reporting Persons: 0
Shared power to dispose or to direct the disposition:
Y.D More: 721,999
More Provident: 721,999
B.Y.M.: 721,999
Eli Levy: 721,999
Yosef Levy: 721,999
Benjamin Meirov: 721,999
Yosef Meirov: 721,999

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13G, filed by the Reporting Persons on April 10, 2024):
https://www.sec.gov/Archives/edgar/data/1870364/000117891324001294/exhibit_1.htm

Exhibit 2 - Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_2.htm

Exhibit 3 - Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_3.htm

Exhibit 4 - Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_4.htm

Exhibit 5 - Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_5.htm

Exhibit 6 - Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_6.htm

Exhibit 7 - Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.):
https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_7.htm

## Signatures
- Y.D. More Investments Ltd: /s/ Yosef Levy, Yosef Levy*/ Co-CEO (01/08/2026)
- Y.D. More Investments Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (01/08/2026)
- More Provident Funds & Pension Ltd.: /s/ Yosef Levy, Yosef Levy*/ Director (01/08/2026)
- More Provident Funds & Pension Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (01/08/2026)
- BYM More Investments Ltd.: /s/ Meir Gridish, Meir Gridish/Director and CEO (01/08/2026)
- Eli Levy: /s/ Eli Levy, Eli Levy (01/08/2026)
- Yosef Levy: /s/ Yosef Levy, Yosef Levy (01/08/2026)
- Benjamin Meirov: /s/ Meir Gridish**, Benjamin Meirov (01/08/2026)
- Yosef Meirov: /s/ Meir Gridish**, Yosef Meirov (01/08/2026)
- Michael Meirov: /s/ Meir Gridish**, Michael Meirov (01/08/2026)
- Dotan Meirov: /s/ Meir Gridish**, Dotan Meirov (01/08/2026)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.
** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.